Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN ACKNOWLEDGES TCI ANNOUNCEMENT OF SHAREHOLDER MEETING REQUISITION

MONTREAL, September 13, 2021 – CN (TSX: CNR, NYSE: CNI) acknowledges the announcement made by TCI Fund Management Limited (“TCI”) that CIFF Capital UK LP and The Children’s Investment Master Fund, acting by TCI, as investment manager, that it is requisitioning a meeting of CN’s shareholders.

CN has not yet received the formal requisition (“Requisition”) from TCI. Once CN is in receipt of the Requisition, it will review it and comment further in due course.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN, and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: uncertainties related to the Requisition and the calling of a shareholder meeting. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Contacts:

Media	Investment Community
Canada	Paul Butcher
Mathieu Gaudreault	Vice-President
CN Media Relations & Public Affairs	Investor Relations
(514) 249-4735	(514) 399-0052
Mathieu.Gaudreault@cn.ca	investor.relations@cn.ca

Longview Communications & Public
Affairs
Martin Cej
(403) 512-5730 mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com